UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                          KRUPP REALTY FUND, LTD. - III
--------------------------------------------------------------------------------
                                (Name of Issuer)

                            LIMITED PARTNERSHIP UNITS
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   501128 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Eggert Dagbjartsson
           c/o Equity Resources Group, Incorporated, 14 Story Street,
                  Cambridge, Massachusetts 02138 (617) 876-4800

                                 Scott Spelfogel
             c/o The Berkshire Group, One Beacon Street, Suite 1500
                   Boston, Massachusetts 02108 (617) 646-2300
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 January 6, 2000
      --------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for the other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
------------------------                               -------------------------
CUSIP No. 501128 10 2                                         Page 2 of 25 Pages
------------------------                               -------------------------
--------------------------------------------------------------------------------
1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          Equity Resource Fund XVI Limited Partnership
--------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                          (a)[X]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3         SEC Use Only

--------------------------------------------------------------------------------
4         Source of Funds (See Instructions)

          OO
--------------------------------------------------------------------------------
5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
6         Citizenship or Place of Organization

          Massachusetts
--------------------------------------------------------------------------------
                                7         Sole Voting Power

           NUMBER OF                      916 Units
            SHARES              ------------------------------------------------
         BENEFICIALLY           8         Shared Voting Power
        OWNED BY EACH
          REPORTING                       1,524 Units
            PERSON              ------------------------------------------------
             WITH               9         Sole Dispositive Power

                                          916 Units
                                ------------------------------------------------
                                10        Shared Dispositive Power

                                          0 Units
--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person
          (a) 916 Units, with respect to all matters other than the
              proposed merger (See Item 5).
          (b) 1,524 Units, solely with respect to the proposed merger
              (See Item 5).
--------------------------------------------------------------------------------
12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]
--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)
          (a) 3.66%, with respect to all matters other than the proposed merger.
          (b) 6.1%, solely with respect to the proposed merger.
--------------------------------------------------------------------------------
14        Type of Reporting Person (See Instructions)

          PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
------------------------                               -------------------------
CUSIP No. 501128 10 2                                         Page 3 of 25 Pages
------------------------                               -------------------------
--------------------------------------------------------------------------------
1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          Equity Resource Fund XIX Limited Partnership
--------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                          (a)[X]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3         SEC Use Only

--------------------------------------------------------------------------------
4         Source of Funds (See Instructions)

          OO
--------------------------------------------------------------------------------
5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
6         Citizenship or Place of Organization

          Massachusetts
--------------------------------------------------------------------------------
                                7         Sole Voting Power

           NUMBER OF                      413 Units
            SHARES              ------------------------------------------------
         BENEFICIALLY           8         Shared Voting Power
        OWNED BY EACH
          REPORTING                       1,524 Units
            PERSON              ------------------------------------------------
             WITH               9         Sole Dispositive Power

                                          413 Units
                                ------------------------------------------------
                                10        Shared Dispositive Power

                                          0 Units
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person
         (a) 413 Units, with respect to all matters other than the proposed merger (See Item 5).
         (b) 1,524 Units, solely with respect to the proposed merger (See
             Item 5).
--------------------------------------------------------------------------------
12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
         Instructions)                                                       [ ]
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
         (a) 1.65%, with respect to all maters other than the proposed merger.
         (b) 6.1%, solely with respect to the proposed merger.
--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)

         PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
------------------------                               -------------------------
CUSIP No. 501128 10 2                                         Page 4 of 25 Pages
------------------------                               -------------------------
--------------------------------------------------------------------------------
1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          Equity Resource General Fund Limited Partnership
--------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                          (a)[X]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3         SEC Use Only

--------------------------------------------------------------------------------
4         Source of Funds (See Instructions)

          OO
--------------------------------------------------------------------------------
5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
6         Citizenship or Place of Organization

          Massachusetts
--------------------------------------------------------------------------------
                                7         Sole Voting Power

           NUMBER OF                      40 Units
            SHARES              ------------------------------------------------
         BENEFICIALLY           8         Shared Voting Power
        OWNED BY EACH
          REPORTING                       1,524 Units
            PERSON              ------------------------------------------------
             WITH               9         Sole Dispositive Power

                                          40 Units
                                ------------------------------------------------
                                10        Shared Dispositive Power

                                          0 Units
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person
         (a) 40 Units, with respect to all matters other than the proposed merger (See Item 5).
         (b) 1,524 Units, solely with respect to the proposed merger (See
             Item 5).
--------------------------------------------------------------------------------
12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
         Instructions)                                                       [ ]
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
         (a) 0.16%, with respect to all maters other than the proposed merger.
         (b) 6.1%, solely with respect to the proposed merger.
--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)

         PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
------------------------                               -------------------------
CUSIP No. 501128 10 2                                         Page 5 of 25 Pages
------------------------                               -------------------------
--------------------------------------------------------------------------------
1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          Equity Resource Cambridge Fund Limited Partnership
--------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                          (a)[X]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3         SEC Use Only

--------------------------------------------------------------------------------
4         Source of Funds (See Instructions)

          OO
--------------------------------------------------------------------------------
5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
6         Citizenship or Place of Organization

          Massachusetts
--------------------------------------------------------------------------------
                                7         Sole Voting Power

           NUMBER OF                      95 Units
            SHARES              ------------------------------------------------
         BENEFICIALLY           8         Shared Voting Power
        OWNED BY EACH
          REPORTING                       1,524 Units
            PERSON              ------------------------------------------------
             WITH               9         Sole Dispositive Power

                                          95 Units
                                ------------------------------------------------
                                10        Shared Dispositive Power

                                          0 Units
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person
         (a) 95 Units, with respect to all matters other than the proposed merger (See Item 5).
         (b) 1,524 Units, solely with respect to the proposed merger (See
             Item 5).
--------------------------------------------------------------------------------
12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
         Instructions)                                                       [ ]
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
         (a) 0.38%, with respect to all maters other than the proposed merger.
         (b) 6.1%, solely with respect to the proposed merger.
--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)

         PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
------------------------                               -------------------------
CUSIP No. 501128 10 2                                         Page 6 of 25 Pages
------------------------                               -------------------------
--------------------------------------------------------------------------------
1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          Equity Resource Brattle Fund Limited Partnership
--------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                          (a)[X]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3         SEC Use Only

--------------------------------------------------------------------------------
4         Source of Funds (See Instructions)

          OO
--------------------------------------------------------------------------------
5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
6         Citizenship or Place of Organization

          Massachusetts
--------------------------------------------------------------------------------
                                7         Sole Voting Power

           NUMBER OF                      30 Units
            SHARES              ------------------------------------------------
         BENEFICIALLY           8         Shared Voting Power
        OWNED BY EACH
          REPORTING                       1,524 Units
            PERSON              ------------------------------------------------
             WITH               9         Sole Dispositive Power

                                          30 Units
                                ------------------------------------------------
                                10        Shared Dispositive Power

                                          0 Units
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person
         (a) 30 Units, with respect to all matters other than the proposed merger (See Item 5).
         (b) 1,524 Units, solely with respect to the proposed merger (See
             Item 5).
--------------------------------------------------------------------------------
12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
         Instructions)                                                       [ ]
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
         (a) 0.12%, with respect to all maters other than the proposed merger.
         (b) 6.1%, solely with respect to the proposed merger.
--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)

         PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
------------------------                               -------------------------
CUSIP No. 501128 10 2                                         Page 7 of 25 Pages
------------------------                               -------------------------
--------------------------------------------------------------------------------
1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          Equity Resources Bridge Fund Limited Partnership
--------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                          (a)[X]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3         SEC Use Only

--------------------------------------------------------------------------------
4         Source of Funds (See Instructions)

          OO
--------------------------------------------------------------------------------
5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
6         Citizenship or Place of Organization

          Massachusetts
--------------------------------------------------------------------------------
                                7         Sole Voting Power

           NUMBER OF                      30 Units
            SHARES              ------------------------------------------------
         BENEFICIALLY           8         Shared Voting Power
        OWNED BY EACH
          REPORTING                       1,524 Units
            PERSON              ------------------------------------------------
             WITH               9         Sole Dispositive Power

                                          30 Units
                                ------------------------------------------------
                                10        Shared Dispositive Power

                                          0 Units
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person
         (a) 30 Units, with respect to all matters other than the proposed merger (See Item 5).
         (b) 1,524 Units, solely with respect to the proposed merger (See
             Item 5).
--------------------------------------------------------------------------------
12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
         Instructions)                                                       [ ]
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
         (a) 0.12%, with respect to all maters other than the proposed merger.
         (b) 6.1%, solely with respect to the proposed merger.
--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)

         PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
------------------------                               -------------------------
CUSIP No. 501128 10 2                                         Page 8 of 25 Pages
------------------------                               -------------------------
--------------------------------------------------------------------------------
1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          Equity Resources Group, Incorporated
--------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                          (a)[X]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3         SEC Use Only

--------------------------------------------------------------------------------
4         Source of Funds (See Instructions)

          OO
--------------------------------------------------------------------------------
5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
6         Citizenship or Place of Organization

          Massachusetts
--------------------------------------------------------------------------------
                                7         Sole Voting Power

           NUMBER OF                      0 Units
            SHARES              ------------------------------------------------
         BENEFICIALLY           8         Shared Voting Power
        OWNED BY EACH
          REPORTING                       1,524 Units
            PERSON              ------------------------------------------------
             WITH               9         Sole Dispositive Power

                                          0 Units
                                ------------------------------------------------
                                10        Shared Dispositive Power

                                          1,494 Units
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person
         (a) 1,494 Units, with respect to all matters other than the proposed merger (See Item 5).
         (b) 1,524 Units, solely with respect to the proposed merger (See
             Item 5).
--------------------------------------------------------------------------------
12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
         Instructions)                                                       [ ]
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
         (a) 5.98%, with respect to all maters other than the proposed merger.
         (b) 6.1%, solely with respect to the proposed merger.
--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)

         CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
------------------------                               -------------------------
CUSIP No. 501128 10 2                                         Page 9 of 25 Pages
------------------------                               -------------------------
--------------------------------------------------------------------------------
1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          Eggert Dagbjartsson
--------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                          (a)[X]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3         SEC Use Only

--------------------------------------------------------------------------------
4         Source of Funds (See Instructions)

          OO
--------------------------------------------------------------------------------
5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
6         Citizenship or Place of Organization

          United States
--------------------------------------------------------------------------------
                                7         Sole Voting Power

           NUMBER OF                      0 Units
            SHARES              ------------------------------------------------
         BENEFICIALLY           8         Shared Voting Power
        OWNED BY EACH
          REPORTING                       1,524 Units
            PERSON              ------------------------------------------------
             WITH               9         Sole Dispositive Power

                                          0 Units
                                ------------------------------------------------
                                10        Shared Dispositive Power

                                          1,524 Units
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person

         1,524 Units
--------------------------------------------------------------------------------
12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
         Instructions)                                                       [ ]
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)

         6.1%
--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
------------------------                               -------------------------
CUSIP No. 501128 10 2                                        Page 10 of 25 Pages
------------------------                               -------------------------
--------------------------------------------------------------------------------
1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          Mark S. Thompson
--------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                          (a)[X]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3         SEC Use Only

--------------------------------------------------------------------------------
4         Source of Funds (See Instructions)

          OO
--------------------------------------------------------------------------------
5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
6         Citizenship or Place of Organization

          United States
--------------------------------------------------------------------------------
                                7         Sole Voting Power

           NUMBER OF                      0 Units
            SHARES              ------------------------------------------------
         BENEFICIALLY           8         Shared Voting Power
        OWNED BY EACH
          REPORTING                       1,524 Units
            PERSON              ------------------------------------------------
             WITH               9         Sole Dispositive Power

                                          0 Units
                                ------------------------------------------------
                                10        Shared Dispositive Power

                                          165 Units
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person
         (a) 165 Units, with respect to all matters other than the proposed merger (See Item 5).
         (b) 1,524 Units, solely with respect to the proposed merger (See
             Item 5).
--------------------------------------------------------------------------------
12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
         Instructions)                                                       [ ]
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
         (a) 0.66%, with respect to all maters other than the proposed merger.
         (b) 6.1%, solely with respect to the proposed merger.
--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
------------------------                               -------------------------
CUSIP No. 501128 10 2                                        Page 11 of 25 Pages
------------------------                               -------------------------
--------------------------------------------------------------------------------
1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          James E. Brooks
--------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                          (a)[X]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3         SEC Use Only

--------------------------------------------------------------------------------
4         Source of Funds (See Instructions)

          OO
--------------------------------------------------------------------------------
5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
6         Citizenship or Place of Organization

          United States
--------------------------------------------------------------------------------
                                7         Sole Voting Power

           NUMBER OF                      0
            SHARES              ------------------------------------------------
         BENEFICIALLY           8         Shared Voting Power
        OWNED BY EACH
          REPORTING                       1,524 Units
            PERSON              ------------------------------------------------
             WITH               9         Sole Dispositive Power

                                          0
                                ------------------------------------------------
                                10        Shared Dispositive Power

                                          1,494 Units
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person
         (a) 1,494 Units, with respect to all matters other than the proposed merger (See Item 5).
         (b) 1,524 Units, solely with respect to the proposed merger (See
             Item 5).
--------------------------------------------------------------------------------
12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
         Instructions)                                                       [ ]
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
         (a) 5.98%, with respect to all maters other than the proposed merger.
         (b) 6.1%, solely with respect to the proposed merger.
--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
------------------------                               -------------------------
CUSIP No. 501128 10 2                                        Page 12 of 25 Pages
------------------------                               -------------------------
--------------------------------------------------------------------------------
1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          KRF Company, L.L.C.
--------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                          (a)[X]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3         SEC Use Only

--------------------------------------------------------------------------------
4         Source of Funds (See Instructions)

          OO
--------------------------------------------------------------------------------
5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
6         Citizenship or Place of Organization

          Delaware
--------------------------------------------------------------------------------
                                7         Sole Voting Power

           NUMBER OF                      10,826 Units
            SHARES              ------------------------------------------------
         BENEFICIALLY           8         Shared Voting Power
        OWNED BY EACH
          REPORTING                       1,524 Units (1)
            PERSON              ------------------------------------------------
             WITH               9         Sole Dispositive Power

                                          10,826 Units
                                ------------------------------------------------
                                10        Shared Dispositive Power

                                          0 Units
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person
         (a) 10,826 Units, with respect to all matters other than the proposed merger (See Item 5).
         (b) 12,350 Units, solely with respect to the proposed merger (See
             Item 5).
--------------------------------------------------------------------------------
12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
         Instructions)                                                       [ ]
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
         (a) 43.3%, with respect to all maters other than the proposed merger.
         (b) 49.4%, solely with respect to the proposed merger.
--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)

         OO
--------------------------------------------------------------------------------
(1) The reporting person may be deemed to have acquired beneficial ownership of 1,524 Units reported herein pursuant to a voting agreement and investment agreement (as described in the Introduction and in Items 3 and 4 of this Amendment), whereby certain other reporting persons have agreed, among other things, to vote in favor of the proposed merger (See Item 5).

                                  SCHEDULE 13D
------------------------                               -------------------------
CUSIP No. 501128 10 2                                        Page 13 of 25 Pages
------------------------                               -------------------------
--------------------------------------------------------------------------------
1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          KRF3 Acquisition Company, L.L.C.
--------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                          (a)[X]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3         SEC Use Only

--------------------------------------------------------------------------------
4         Source of Funds (See Instructions)
          (a) OO
          (b) AF $259,600 (See Item 3).
--------------------------------------------------------------------------------
5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
6         Citizenship or Place of Organization

          Delaware
--------------------------------------------------------------------------------
                                7         Sole Voting Power

           NUMBER OF                      10,826 Units
            SHARES              ------------------------------------------------
         BENEFICIALLY           8         Shared Voting Power
        OWNED BY EACH
          REPORTING                       1,524 Units (1)
            PERSON              ------------------------------------------------
             WITH               9         Sole Dispositive Power

                                          10,826 Units
                                ------------------------------------------------
                                10        Shared Dispositive Power

                                          0 Units
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person
         (a) 10,826 Units, with respect to all matters other than the proposed merger (See Item 5).
         (b) 12,350 Units, solely with respect to the proposed merger (See
             Item 5).
--------------------------------------------------------------------------------
12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
         Instructions)                                                       [ ]
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
         (a) 43.3%, with respect to all maters other than the proposed merger.
         (b) 49.4%, solely with respect to the proposed merger.
--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)

         OO
--------------------------------------------------------------------------------
(1) The reporting person may be deemed to have acquired beneficial ownership of 1,524 Units reported herein pursuant to a voting agreement and investment agreement (as described in the Introduction and in Items 3 and 4 of this Amendment), whereby certain other reporting persons have agreed, among other things, to vote in favor of the proposed merger (See Item 5).

                                  SCHEDULE 13D
------------------------                               -------------------------
CUSIP No. 501128 10 2                                        Page 14 of 25 Pages
------------------------                               -------------------------
--------------------------------------------------------------------------------
1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          The Krupp Family Limited Partnership - 94
--------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                          (a)[X]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3         SEC Use Only

--------------------------------------------------------------------------------
4         Source of Funds (See Instructions)

          OO
--------------------------------------------------------------------------------
5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
6         Citizenship or Place of Organization

          Massachusetts
--------------------------------------------------------------------------------
                                7         Sole Voting Power

           NUMBER OF                      10,826 Units
            SHARES              ------------------------------------------------
         BENEFICIALLY           8         Shared Voting Power
        OWNED BY EACH
          REPORTING                       1,524 Units (1)
            PERSON              ------------------------------------------------
             WITH               9         Sole Dispositive Power

                                          10,826 Units
                                ------------------------------------------------
                                10        Shared Dispositive Power

                                          0 Units
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person
         (a) 10,826 Units, with respect to all matters other than the proposed merger (See Item 5).
         (b) 12,350 Units, solely with respect to the proposed merger (See
             Item 5).
--------------------------------------------------------------------------------
12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
         Instructions)                                                       [ ]
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
         (a) 43.3%, with respect to all maters other than the proposed merger.
         (b) 49.4%, solely with respect to the proposed merger.
--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)

         PN
--------------------------------------------------------------------------------
(1) The reporting person may be deemed to have acquired beneficial ownership of 1,524 Units reported herein pursuant to a voting agreement and investment agreement (as described in the Introduction and in Items 3 and 4 of this Amendment), whereby certain other reporting persons have agreed, among other things, to vote in favor of the proposed merger (See Item 5).

                                  SCHEDULE 13D
------------------------                               -------------------------
CUSIP No. 501128 10 2                                        Page 15 of 25 Pages
------------------------                               -------------------------
--------------------------------------------------------------------------------
1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          Douglas Krupp
--------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                          (a)[X]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3         SEC Use Only

--------------------------------------------------------------------------------
4         Source of Funds (See Instructions)

          OO
--------------------------------------------------------------------------------
5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
6         Citizenship or Place of Organization

          United States
--------------------------------------------------------------------------------
                                7         Sole Voting Power

           NUMBER OF                      0 Units
            SHARES              ------------------------------------------------
         BENEFICIALLY           8         Shared Voting Power
        OWNED BY EACH
          REPORTING                       12,351 Units (1)
            PERSON              ------------------------------------------------
             WITH               9         Sole Dispositive Power

                                          0 Units
                                ------------------------------------------------
                                10        Shared Dispositive Power

                                          10,827 Units (See Item 5).
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person
         (a) 10,827 Units, with respect to all matters other than the proposed merger (See Item 5).
         (b) 12,351 Units, solely with respect to the proposed merger (See
             Item 5).
--------------------------------------------------------------------------------
12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
         Instructions)                                                       [ ]
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
         (a) 43.3%, with respect to all maters other than the proposed merger.
         (b) 49.4%, solely with respect to the proposed merger.
--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------
(1) The reporting person may be deemed to have acquired beneficial ownership of 1,524 Units reported herein pursuant to a voting agreement and investment agreement (as described in the Introduction and in Items 3 and 4 of this Amendment), whereby certain other reporting persons have agreed, among other things, to vote in favor of the proposed merger (See Item 5).

                                  SCHEDULE 13D
------------------------                               -------------------------
CUSIP No. 501128 10 2                                        Page 16 of 25 Pages
------------------------                               -------------------------
--------------------------------------------------------------------------------
1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          George Krupp
--------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                          (a)[X]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3         SEC Use Only

--------------------------------------------------------------------------------
4         Source of Funds (See Instructions)

          OO
--------------------------------------------------------------------------------
5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
6         Citizenship or Place of Organization

          United States
--------------------------------------------------------------------------------
                                7         Sole Voting Power

           NUMBER OF                      0 Units
            SHARES              ------------------------------------------------
         BENEFICIALLY           8         Shared Voting Power
        OWNED BY EACH
          REPORTING                       12,351 Units (1)
            PERSON              ------------------------------------------------
             WITH               9         Sole Dispositive Power

                                          0 Units
                                ------------------------------------------------
                                10        Shared Dispositive Power

                                          10,827 Units (See Item 5).
--------------------------------------------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person
         (a) 10,827 Units, with respect to all matters other than the proposed merger (See Item 5).
         (b) 12,351 Units, solely with respect to the proposed merger (See
             Item 5).
--------------------------------------------------------------------------------
12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
         Instructions)                                                       [ ]
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)
         (a) 43.3%, with respect to all maters other than the proposed merger.
         (b) 49.4%, solely with respect to the proposed merger.
--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------
(1) The reporting person may be deemed to have acquired beneficial ownership of 1,524 Units reported herein pursuant to a voting agreement and investment agreement (as described in the Introduction and in Items 3 and 4 of this Amendment), whereby certain other reporting persons have agreed, among other things, to vote in favor of the proposed merger (See Item 5).

------------------------                               -------------------------
CUSIP No. 501128 10 2                                        Page 17 of 25 Pages
------------------------                               -------------------------

Introduction.

         This statement amends and restates (i) the statement on Schedule 13D, dated September 17, 1996, filed by Equity Resources Group, Incorporated, a Massachusetts corporation ("Equity Resources"), Equity Resource Fund XVI Limited Partnership, Equity Resource Fund XIX Limited Partnership, Equity Resource General Fund Limited Partnership, Equity Resource Cambridge Fund Limited Partnership, Equity Resource Bridge Fund Limited Partnership, Equity Resource Brattle Fund Limited Partnership, each a Massachusetts limited partnerships (collectively, "Equity"), James E. Brooks, Mark S. Thompson and Eggert Dagbjartsson, as amended, and (ii) the statement on Schedule 14D-1, dated May 14, 1999, filed by KRF Company, L.L.C., a Delaware limited liability company ("KRF"), KRF3 Acquisition Company, L.L.C., a Delaware limited liability company ("KRF3") and The Krupp Family Limited Partnership - 94, a Massachusetts limited partnership ("Krupp-94"), as amended (items (i) and (ii), as amended, referred to herein as the "Schedule 13D"), in respect of certain limited partnership units (the "Units") of Krupp Realty Fund, Ltd. - III, a Massachusetts limited partnership (the "Partnership").

Item 1.  Security and Issuer.

         This Amendment to the Schedule 13D relates to the Units of the Partnership. The principal executive offices of the Partnership are located at c/o The Berkshire Group, One Beacon Street, Suite 1500, Boston, Massachusetts 02108.

Item 2.  Identity and Background.

         (a) Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Amendment to the Schedule 13D is hereby filed by Equity Resources, Equity, James E. Brooks, Mark S. Thompson, Eggert Dagbjartsson, KRF, KRF3, Krupp-94, Douglas Krupp and George Krupp (Messrs. Krupp, together with KRF, KRF3 and Krupp-94, the "KRF Affiliates"). KRF, KRF3, Krupp-94, Equity Resources, Equity, James E. Brooks, Mark S. Thompson, Eggert Dagbjartsson, Douglas Krupp and George Krupp are sometimes collectively referred to herein as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act.

         Eggert Dagbjartsson and Mark S. Thompson are the general partners of and Equity Resource Bridge Fund Limited Partnership. Equity Resources, James E. Brooks, Eggert Dagbjartsson and Mark S. Thompson are the general partners of Equity Resource Cambridge Fund Limited Partnership and Equity Resource General Fund Limited Partnership. Equity Resources and Eggert Dagbjartsson are the general partners of Equity Resource Fund XIX Limited Partnership and Equity Resource Brattle Fund Limited Partnership. Equity Resources and Mark S. Thompson are the general partners of Equity Resource Fund XVI Limited Partnership. The executive officers and directors of Equity Resources are James E. Brooks, Chairman of the Board of Directors and Director, Mark S. Thompson, President and Director, and Eggert Dagbjartsson, Executive Vice President and Director. KRF is the sole member of KRF3. Krupp-94 is the sole member of KRF. Douglas Krupp and George Krupp are the general partners of Krupp-94.

         (b) The business address of each of Equity Resources, Equity and Messrs. Brooks, Thompson and Dagbjartsson is 14 Story Street, Cambridge, Massachusetts 02138. The business address of each of KRF, KRF3, Krupp-94, Douglas Krupp and George Krupp is c/o The Berkshire Group, One Beacon Street, Suite 1500, Boston, Massachusetts 02108.

         (c) Each of the Equity limited partnerships is a Massachusetts limited partnership formed to acquire and hold interests in other limited partnerships involved in all facets of the real estate business as long-term investments with a view to long-term appreciation and not to resale. Mr. Brooks' principal occupation is Chairman of the Board of Directors of Equity Resources. Mr. Thompson's principal occupation is President of Equity Resources. Mr. Dagbjartsson's principal occupation is Executive Vice President of Equity Resources.

------------------------                               -------------------------
CUSIP No. 501128 10 2                                        Page 18 of 25 Pages
------------------------                               -------------------------

         KRF3 and KRF are both Delaware limited liability companies. KRF3 was formed for the purpose of effecting a tender offer for the Units begun in May 1999. In November 1999, representatives of KRF3 decided to continue to proceed with the proposed merging transaction with the Partnership described below in
Item 4 and to consummate such merger. If the proposed merger is completed, KRF3's principal business will be to operate, maintain and otherwise deal with the real estate investments of the Partnership. KRF's principal business is acting as the sole member of KRF3. The principal business of Krupp-94 is to hold and manage investments for its partners. The principal occupation of Douglas Krupp is serving as the Co-Chairman and Chief Executive Officer of The Berkshire Group Limited Partnership ("BCLP"). The principal occupation of George Krupp is serving as the Co- Chairman of BCLP. BCLP is an integrated real estate financial services firm located at One Beacon Street, Suite 1500, Boston, Massachusetts 02108.

         (d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Each of the Equity limited partnerships is a Massachusetts limited partnership. Mark S. Thompson, James E. Brooks, Eggert Dagbjartsson, Douglas Krupp and George Krupp are citizens of the United States. Equity Resources is a Massachusetts corporation. KRF3 and KRF are Delaware limited liability companies. Krupp-94 is a Massachusetts limited partnership.

Item 3.  Source and Amount of Funds or Other Consideration.

         This Amendment to the Schedule 13D is filed as a result of the execution of an Investment Agreement, dated as of January 6, 2000 (the "Investment Agreement"), by and among Equity, KRF and KRF3, in the form attached hereto as Exhibit 1, and a Voting Agreement, dated as of January 6, 2000 (the "Voting Agreement"), by and among Equity, KRF and KRF3, in the form attached hereto as Exhibit 2, each of which is incorporated herein by reference.

         In addition, KRF3 purchased 472 Units from Smithtown Bay, L.L.C. reported herein for an aggregate cash price of $259,600. The source of such funds was from an affiliate of KRF3.

Item 4.  Purpose of Transaction.

         Equity, KRF and KRF3 entered into the Investment Agreement and the Voting Agreement for the purpose of facilitating a merger proposal (the "Proposal") which is anticipated to be made by KRF3 to acquire outstanding Units for a cash price per Unit to be determined by KRF3. Under the Proposal, the Partnership would be merged with and into KRF3 (the "Merger"), and in connection therewith each outstanding investment limited partnership interest in the Partnership (other than those held by KRF3, its affiliates and Equity) would be canceled and converted into the right to receive in exchange therefor a fixed cash amount, without interest thereon. If the merger is consummated, the Units would be eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

         Completion of the merger would be subject to the satisfaction of a number of conditions, including the approval of the merger agreement (in the form attached to the Investment Agreement as Exhibit B) and necessary amendments to the Amended Agreement of Limited Partnership, dated as of June 1, 1982, of the Partnership (the "Amendments") by the holders of a majority of Units of the Partnership. Under the terms of the Investment Agreement, KRF and Equity would enter into the Amended and Restated Limited Liability Company Agreement of KRF3 in the form attached thereto as Exhibit A (the "LLC Agreement"). Subject to the terms and conditions set forth therein, KRF and Equity

------------------------                               -------------------------
CUSIP No. 501128 10 2                                        Page 19 of 25 Pages
------------------------                               -------------------------

have agreed to make capital contributions to KRF3 in exchange for limited liability company interests in KRF3 having the terms and conditions set forth in the LLC Agreement. As part of such capital contributions, Equity would contribute to KRF3 the Units held by it in exchange for an interest in KRF3 prior to consummation of the Merger. KRF has previously caused to be contributed to KRF3 10,826 Units of the Partnership in exchange for an interest in KRF3.

         Under the terms of the Voting Agreement, Equity has agreed that at any meeting of the partners of the Partnership, however called, and in any action by consent of the limited partners of the Partnership, Equity would vote (or cause to be voted) the Units held of record or beneficially owned by it in favor of the Proposal and the Amendments. Equity further agreed that at any meeting of the partners of the Partnership, however called, and in any action by consent of the limited partners of the Partnership, Equity would vote, or cause to be voted, in person or by proxy, the Units held of record or beneficially owned by it against approval of any proposal made in opposition to or in competition with the Proposal.

         In addition, Equity further agreed that, without the consent of KRF3 and KRF, Equity would not, either directly or indirectly, offer or otherwise agree to sell, assign, pledge, transfer, exchange or dispose of any Units or options, warrants or other convertible securities to acquire or purchase Units, whether now or hereafter acquired. Under the terms of the Voting Agreement, if Equity acquires any additional Units, the Voting Agreement would be applicable to such additional Units.

         The KRF Affiliates could be deemed to have "acquired" beneficial ownership of the Units held by the Equity limited partnerships solely by virtue of the fact that the KRF Affiliates have entered into the Investment Agreement and the Voting Agreement and because they may be deemed to have agreed to act together for the purpose of acquiring and voting such Units of the Partnership pursuant to Rule 13d-5(b)(1) promulgated under the Exchange Act, in order to facilitate the merger pursuant to the Proposal. Except as specifically set forth herein, the KRF Affiliates disclaim beneficial ownership of any such Units, including the power to vote, to direct the voting of, to dispose, or to direct the disposition of such Units.

Item 5.  Interest in Securities of the Issuer.

         To the best of the Reporting Persons' knowledge based on the information contained in the Partnership's Quarterly Report of Form 10-Q for the quarterly period ending September 30, 1999, the aggregate number of Units outstanding is 25,000 Units.

         (a) - (b)

         Equity Resource Fund XVI Limited Partnership ("ERF XVI") - ERF XVI may be deemed to beneficially own in the aggregate 1,524 Units, which, based on the calculations made in accordance with Rule 13d-3 promulgated under the Exchange Act, and there being 25,000 Units outstanding, represents approximately 6.1% of the outstanding Units. ERF XVI has the sole power to vote and dispose of an aggregate of 916 Units, which Units constitute approximately 3.66% of the outstanding Units. Subject to the last paragraph of this Item 5, because ERF XVI may be deemed to have agreed to act together with the other Reporting Persons for the purpose of voting the Units of the Partnership pursuant to Rule 13d-5(b)(1) promulgated under the Exchange Act, and solely with respect to the Merger, ERF XVI may be deemed to share the power to vote an aggregate of 1,524 Units of the Partnership.

         Equity Resource Fund XIX Limited Partnership ("ERF XIX") - ERF XIX may be deemed to beneficially own in the aggregate 1,524 Units, which, based on the calculations made in accordance with Rule 13d-3 promulgated under the Exchange Act, and there being 25,000 Units outstanding, represents approximately 6.1% of the outstanding Units. ERF XIX has the sole power to vote and dispose of an aggregate of 413 Units, which Units constitute approximately 1.65% of the outstanding Units. Subject to the last paragraph of this Item 5, because ERF XIX may be deemed to have agreed to act together with the other Reporting Persons for the purpose of voting the Units of the

------------------------                               -------------------------
CUSIP No. 501128 10 2                                        Page 20 of 25 Pages
------------------------                               -------------------------

Partnership pursuant to Rule 13d-5(b)(1) promulgated under the Exchange Act, and solely with respect to the Merger, ERF XIX may be deemed to share the power to vote an aggregate of 1,524 Units of the Partnership.

         Equity Resource General Fund Limited Partnership ("ER General") - ER General may be deemed to beneficially own in the aggregate 1,524 Units, which, based on the calculations made in accordance with Rule 13d-3 promulgated under the Exchange Act, and there being 25,000 Units outstanding, represents approximately 6.1% of the outstanding Units. ER General has the sole power to vote and dispose of an aggregate of 40 Units, which Units constitute approximately 0.16% of the outstanding Units. Subject to the last paragraph of this Item 5, because ER General may be deemed to have agreed to act together with the other Reporting Persons for the purpose of voting the Units of the Partnership pursuant to Rule 13d-5(b)(1) promulgated under the Exchange Act, and solely with respect to the Merger, ER General may be deemed to share the power to vote an aggregate of 1,524 Units of the Partnership.

         Equity Resource Cambridge Fund Limited Partnership ("ER Cambridge") - ER Cambridge may be deemed to beneficially own in the aggregate 1,524 Units, which, based on the calculations made in accordance with Rule 13d-3 promulgated under the Exchange Act, and there being 25,000 Units outstanding, represents approximately 6.1% of the outstanding Units. ER Cambridge has the sole power to vote and dispose of an aggregate of 95 Units, which Units constitute approximately 0.38% of the outstanding Units. Subject to the last paragraph of this Item 5, because ER Cambridge may be deemed to have agreed to act together with the other Reporting Persons for the purpose of voting the Units of the Partnership pursuant to Rule 13d-5(b)(1) promulgated under the Exchange Act, and solely with respect to the Merger, ER Cambridge may be deemed to share the power to vote an aggregate of 1,524 Units of the Partnership.

         Equity Resource Brattle Fund Limited Partnership ("ER Brattle") - ER Brattle may be deemed to beneficially own in the aggregate 1,524 Units, which, based on the calculations made in accordance with Rule 13d-3 promulgated under the Exchange Act, and there being 25,000 Units outstanding, represents approximately 6.1% of the outstanding Units. ER Brattle has the sole power to vote and dispose of an aggregate of 30 Units, which Units constitute approximately 0.12% of the outstanding Units. Subject to the last paragraph of this Item 5, because ER Brattle may be deemed to have agreed to act together with the other Reporting Persons for the purpose of voting the Units of the Partnership pursuant to Rule 13d-5(b)(1) promulgated under the Exchange Act, and solely with respect to the Merger, ER Brattle may be deemed to share the power to vote an aggregate of 1,524 Units of the Partnership.

         Equity Resources Bridge Fund Limited Partnership ("ER Bridge") - ER Bridge may be deemed to beneficially own in the aggregate 1,524 Units, which, based on the calculations made in accordance with Rule 13d-3 promulgated under the Exchange Act, and there being 25,000 Units outstanding, represents approximately 49.2% of the outstanding Units. ER Bridge has the sole power to vote and dispose of an aggregate of 30 Units, which Units constitute approximately 0.12% of the outstanding Units. Subject to the last paragraph of this Item 5, because ER Bridge may be deemed to have agreed to act together with the other Reporting Persons for the purpose of voting the Units of the Partnership pursuant to Rule 13d-5(b)(1) promulgated under the Exchange Act, and solely with respect to the Merger, ER Bridge may be deemed to share the power to vote an aggregate of 1,524 Units of the Partnership.

         Equity Resources Group, Incorporated - In its capacity as a general partner of ER XVI, ER XIX, ER General, ER Cambridge and ER Brattle, Equity Resources may be deemed to beneficially own in the aggregate 1,524 Units, which, based on the calculations made in accordance with Rule 13d-3 promulgated under the Exchange Act, and there being 25,000 Units outstanding, represents approximately 6.1% of the outstanding Units. In its capacity as a general partner of ER XVI, ER XIX, ER General, ER Cambridge and ER Brattle, Equity Resources may be deemed to have the shared power to dispose of 1,494 Units, which Units constitute approximately 5.98% of the outstanding Units. Subject to the last paragraph of this Item 5, because each of ER XVI, ER XIX, ER General, ER Cambridge and ER Brattle may be deemed to have agreed to act together with the other Reporting Persons for the purpose of voting the Units of the Partnership pursuant to Rule 13d-5(b)(1) promulgated under the Exchange Act, and solely with respect to the Merger and in its capacity as a general partner of each of such entities, Equity Resources may be deemed to share the power to vote an aggregate of 1,524 Units of the Partnership.

------------------------                               -------------------------
CUSIP No. 501128 10 2                                        Page 21 of 25 Pages
------------------------                               -------------------------

         Eggert Dagbjartsson - In his capacity as a general partner of each of ER XVI, ER XIX, ER General, ER Cambridge, ER Bridge and ER Brattle (collectively, the "Dagbjartsson GPs"), Mr. Dagbjartsson may be deemed to beneficially own in the aggregate 1,524 Units, which, based on the calculations made in accordance with Rule 13d-3 promulgated under the Exchange Act, and there being 25,000 Units outstanding, represents approximately 6.1% of the outstanding Units. In his capacity as the general partner of the Dagbjartsson GPs, Mr. Dagbjartsson may be deemed to share the power to vote and dispose of an aggregate of 1,524 Units.

         Mark S. Thompson - In his capacity as a general partner of each of ER General, ER Cambridge and ER Bridge (collectively, the "Thompson GPs"), Mr. Thompson may be deemed to beneficially own in the aggregate 1,524 Units, which, based on the calculations made in accordance with Rule 13d-3 promulgated under the Exchange Act, and there being 25,000 Units outstanding, represents approximately 6.1% of the outstanding Units. In his capacity as the general partner of the Thompson GPs, Mr. Thompson may be deemed to share the power to vote and dispose of an aggregate of 165 Units, which Units constitute approximately 0.66% of the outstanding Units. Subject to the last paragraph of this Item 5, because each of the Thompson GPs may be deemed to have agreed to act together with the other Reporting Persons for the purpose of voting the Units of the Partnership pursuant to Rule 13d-5(b)(1) promulgated under the Exchange Act, and solely with respect to the Merger and in his capacity as a general partner of each of the Thompson GPs, Mr. Thompson may be deemed to share the power to vote an aggregate of 1,524 Units of the Partnership.

         James E. Brooks - In his capacity as the Chairman of the Board and a Director of Equity Resources, Mr. Brooks may be deemed to (i) beneficially own in the aggregate 1,524 Units, which, based on the calculations made in accordance with Rule 13d-3 promulgated under the Exchange Act, and there being 25,000 Units outstanding, represents approximately 6.1% of the outstanding Units and (ii) have the shared power to vote and dispose of an aggregate of 1,494 Units, which Units constitute approximately 5.98% of the outstanding Units. Subject to the last paragraph of this Item 5, because each of ER XVI, ER XIX, ER General, ER Cambridge and ER Boston may be deemed to have agreed to act together with the other Reporting Persons for the purpose of voting the Units of the Partnership pursuant to Rule 13d-5(b)(1) promulgated under the Exchange Act, and solely with respect to the Merger and in his capacity as the Chairman of the Board and a Director of Equity Resources, Mr. Brooks may be deemed to share the power to vote an aggregate of 1,524 Units of the Partnership.

         KRF3 - KRF3 may be deemed to beneficially own in the aggregate 12,350 Units, which, based on the calculations made in accordance with Rule 13d-3 promulgated under the Exchange Act, and there being 25,000 Units outstanding, represents approximately 49.4% of the outstanding Units. KRF3 has the sole power to vote and dispose of 10,826 Units, which Units constitute approximately 43.3% of the outstanding Units. Subject to the last paragraph of this Item 5, pursuant to the Voting Agreement and solely with respect to the proposed Merger and the transactions contemplated thereby, KRF3 may be deemed to share the power to vote an aggregate of 1,524 Units of the Partnership.

         KRF - In its capacity as the sole member of KRF3, KRF may be deemed to
(i) beneficially own in the aggregate 12,350 Units, which, based on the calculations made in accordance with Rule 13d-3 promulgated under the Exchange Act, and there being 25,000 Units outstanding, represents approximately 49.4% of the outstanding Units, and (ii) have the sole power to vote and dispose of an aggregate of 10,826 Units, which Units constitute approximately 43.3% of the outstanding Units. Subject to the last paragraph of this Item 5, pursuant to the Voting Agreement and solely with respect to the proposed Merger and the transactions contemplated thereby, KRF may be deemed to share the power to vote an aggregate of 1,524 Units of the Partnership.

         Krupp-94 - In its capacity as the sole member of KRF, Krupp-94 may be deemed to (i) beneficially own in the aggregate 12,350 Units, which, based on the calculations made in accordance with Rule 13d-3 promulgated under the Exchange Act, and there being 25,000 Units outstanding, represents approximately 49.4% of the outstanding Units, and (ii) have the sole power to vote and dispose of an aggregate of 10,826 Units, which Units constitute

------------------------                               -------------------------
CUSIP No. 501128 10 2                                        Page 22 of 25 Pages
------------------------                               -------------------------

approximately 43.3% of the outstanding Units. Subject to the last paragraph of this Item 5, pursuant to the Voting Agreement and solely with respect to the proposed Merger and the transactions contemplated thereby, in its capacity as the sole member of KRF, Krupp-94 may be deemed to share the power to vote an aggregate of 1,524 Units of the Partnership.

         Douglas Krupp - In his capacity as a general partner of Krupp-94, Mr. Krupp may be deemed to (i) beneficially own in the aggregate 12,350 Units, which, based on the calculations made in accordance with Rule 13d-3 promulgated under the Exchange Act, and there being 25,000 Units outstanding, represents approximately 49.4% of the outstanding Units, and (ii) share the power to vote and dispose of an aggregate of 10,826 Units, which Units constitute approximately 43.3% of the outstanding Units. Subject to the last paragraph of this Item 5, pursuant to the Voting Agreement and solely with respect to the proposed Merger and the transactions contemplated thereby, Mr. Krupp may be deemed to share the power to vote an aggregate of 1,524 Units of the Partnership. In addition, in his capacity as a general partner of The Krupp Company Limited Partnership - II ("Krupp II"), Mr. Krupp may be deemed to share the power to vote and dispose of an additional one Unit.

         George Krupp - In his capacity as a general partner of Krupp-94, Mr. Krupp may be deemed to (i) beneficially own in the aggregate 12,350 Units, which, based on the calculations made in accordance with Rule 13d-3 promulgated under the Exchange Act, and there being 25,000 Units outstanding, represents approximately 49.4% of the outstanding Units, and (ii) share the power to vote and dispose of an aggregate of 10,826 Units, which Units constitute approximately 43.3% of the outstanding Units. Subject to the last paragraph of this Item 5, pursuant to the Voting Agreement and solely with respect to the proposed Merger and the transactions contemplated thereby, Mr. Krupp may be deemed to share the power to vote an aggregate of 1,524 Units of the Partnership. In addition, in his capacity as a general partner of Krupp II, Mr. Krupp may be deemed to share the power to vote and dispose of an additional one Unit.

         (c)   Not applicable.

         (d)   Not applicable.

         (e)   Not applicable.

         Except as specifically set forth herein, each of the Reporting Persons disclaims beneficial ownership over any Units, including the power to vote, to direct the voting of, to dispose, or to direct the disposition of, any Units. In addition, each of KRF, KRF3, Krupp-94, Douglas Krupp, George Krupp, Equity Resources and Messrs. Dagbjartsson, Thompson and Brooks hereby express declare that the filing of this Amendment to the Schedule 13D shall not be construed to be an admission that any of them are, individually, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any of the Units covered by such Amendment.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

         Reference is made to the Introduction and Item 5 of this Amendment to the Schedule 13D, which are incorporated by reference herein, for the description of the contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Amendment and between such persons and any person with respect to any Units, including but not limited to the transfer or voting of any of the Units, finder fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

         The information set forth in the Exhibit Index is incorporated herein by reference.

------------------------                               -------------------------
CUSIP No. 501128 10 2                                        Page 23 of 25 Pages
------------------------                               -------------------------

                                   Signatures
                                   ----------

         After reasonable inquiry and to the best of the undersigned|s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 14, 2000


         KRF3 ACQUISITION COMPANY, L.L.C.

         By: KRF Company, L.L.C.,
             its sole member

             By: The Krupp Family Limited Partnership-94,
                 its sole member

             By: /s/ Douglas Krupp
             ---------------------
             Douglas Krupp
             General Partner


         KRF COMPANY, L.L.C.

         By: The Krupp Family Limited Partnership-94,
             its sole member

         By: /s/ Douglas Krupp
         ---------------------
         Douglas Krupp
         General Partner


         THE KRUPP FAMILY LIMITED PARTNERSHIP-94

         By: /s/ Douglas Krupp
         ---------------------
         Douglas Krupp
         General Partner

         /s/ Douglas Krupp
         -----------------
         DOUGLAS KRUPP

         /s/ George Krupp
         ----------------
         GEORGE KRUPP

------------------------                               -------------------------
CUSIP No. 501128 10 2                                        Page 24 of 25 Pages
------------------------                               -------------------------

         EQUITY RESOURCE BRATTLE FUND LIMITED PARTNERSHIP, EQUITY RESOURCE BRIDGE FUND LIMITED PARTNERSHIP, EQUITY RESOURCE CAMBRIDGE FUND LIMITED PARTNERSHIP, EQUITY RESOURCE GENERAL FUND LIMITED PARTNERSHIP, EQUITY RESOURCE FUND XVI LIMITED PARTNERSHIP, EQUITY RESOURCE FUND XIX LIMITED PARTNERSHIP


         By: EQUITY RESOURCES GROUP, INCORPORATED,
             as general partner of each of the foregoing

             /s/ Eggert Dagbjartsson
             -----------------------
             By: Eggert Dagbjartsson
                 Executive Vice President


         EQUITY RESOURCES GROUP, INCORPORATED

         /s/ Eggert Dagbjartsson
         -----------------------
         By: Eggert Dagbjartsson
             Executive Vice President


         /s/ Eggert Dagbjartsson
         -----------------------
         EGGERT DAGBJARTSSON


         /s/ Mark S. Thompson
         --------------------
         MARK S. THOMPSON


         /s/ James E. Brooks
         -------------------
         JAMES E. BROOKS

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CUSIP No. 501128 10 2                                        Page 25 of 25 Pages
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                                  Exhibit Index
                                  -------------

         Exhibit No.          Description
         -----------          -----------

         1 Investment Agreement, dated as of January 6, 2000, by and among Equity Resource Brattle Fund Limited Partnership, Equity Resource Bridge Fund Limited Partnership, Equity Resource Cambridge Fund Limited Partnership, Equity Resource General Fund Limited Partnership, Equity Resource Fund XVI Limited Partnership, Equity Resource Fund XIX Limited Partnership, KRF Company, L.L.C. and KRF3 Acquisition Company, L.L.C.

         2 Voting Agreement, dated as of January 6, 2000, by and among Equity Resource Brattle Fund Limited Partnership, Equity Resource Bridge Fund Limited Partnership, Equity Resource Cambridge Fund Limited Partnership, Equity Resource General Fund Limited Partnership, Equity Resource Fund XVI Limited Partnership, Equity Resource Fund XIX Limited Partnership, KRF Company, L.L.C. and KRF3 Acquisition Company, L.L.C.

         3                    Agreement pursuant to Rule 13d-1(k)(1)(iii).